Vestigo Adventures, LLC

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

VESTIGO ADVENTURES, LLC

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Vestigo Adventures, LLC
Savannah, Georgia

We have reviewed the accompanying financial statements of Vestigo Adventures, LLC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 12, 2021
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

VESTIGO ADVENTURES, LLC

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	2,680	$	3,303
Property and equipment - net		52,409		-
Total assets	$	55,089	$	3,303

Liabilities and Members' Deficit				
Current liabilities:				
Convertible notes	$	45,000	$	-
Note payable - current portion		13,642		-
Financing agreement payable - current portion		9,244		-
Accounts payable and accrued expenses		24,518		32,900
Total current liabilities		92,404		32,900
Long-term liabilities:				
Convertible notes		127,073		142,073
Note payable - less current portion		36,264		-
Financing agreement payable - less current portion		12,333		-
Total long-term liabilities		175,670		142,073
Total liabilities		268,074		174,973
Members' deficit		(212,985)		(171,670)
Total liabilities and members' deficit	$	55,089	$	3,303

See report of independent accountants and accompanying notes to financial statements.

VESTIGO ADVENTURES, LLC

Statements of Operations
Years Ended December 31, 2019 and 2018

		2019		2018
Revenue	$	201,431	$	96,094
Cost of revenue		95,175		20,072
Gross profit		106,256		76,022
Operating expenses		154,579		128,560
Operating loss		(48,323)		(52,538)
Other income (expense):				
Interest expense		(3,717)		(1,728)
Other income		1,229		2,736
Total other (expense) income - net		(2,488)		1,008
Net loss	$	(50,811)	$	(51,530)

See report of independent accountants and accompanying notes to financial statements.

3

VESTIGO ADVENTURES, LLC

Statements of Changes in Members' Equity (Deficit)
Years Ended December 31, 2019 and 2018

	Members' Equity	Accumulated Deficit	Total
Balance January 1, 2018	$ 23,889	$ (144,029)	$ (120,140)
Net loss	-	(51,530)	(51,530)
Balance December 31, 2018	23,889	(195,559)	(171,670)
Contributions from members	9,496	-	9,496
Net loss	-	(50,811)	(50,811)
Balance December 31, 2019	$ 33,385	$ (246,370)	$ (212,985)

See report of independent accountants and accompanying notes to financial statements.

4

VESTIGO ADVENTURES, LLC

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (50,811)	$ (51,530)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	7,606	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(8,382)	19,283
Net cash used in operating activities	(51,587)	(32,247)
Cash flows used in investing activities:		
Purchase of property and equipment	(2,497)	-
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	30,000	12,573
Payments on note payable	(7,612)	-
Proceeds from financing agreement pyaable	25,000	-
Payments on financing agreement payable	(3,423)	-
Contributions from members	9,496	-
Net cash provided by financing activities	53,461	12,573
Net change in cash	(623)	(19,674)
Cash, beginning of year	3,303	22,977
Cash, end of year	$ 2,680	$ 3,303
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,759	$ -
Supplemental disclosure of non-cash transactions:		
Vehicle purchased through note payable	$ 57,518	$ -

See report of independent accountants and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Description of Business: Vestigo Adventures, LLC (the "Company") was incorporated on March 3, 2015 in the State of Georgia.   The Company provides soft skills training and team building activities for businesses and their employees through on-site, outdoors, and virtual reality activities.

Management's Plans: The Company's strategic plan for 2021 and beyond is focused on continuing to grow sales, expand its connected product line extensions, and reach profitability. The Company is positioned to increase its direct domestic sales and set up additional channels to reach more customers. The Company believes that combining its existing growth strategies, the 2021 launch of their first custom-built virtual reality experiences, along with additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

During 2019, two customers accounted for approximately 30% of the Company's revenue. There were no revenue concentrations during 2018.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Property and equipment consisted of virtual reality equipment totaling $2,497 and a vehicle totaling $57,518 at December 31, 2019. Depreciation expense totaled $7,606 for 2019. There was no property and equipment at December 31, 2018.

Advertising Costs: Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising costs amounted to $1,323 for 2019 and $55 for 2018.

1. **Summary of Significant Accounting Policies, Continued:**

    Revenue Recognition: The Company recognizes revenue in the period services are performed and are billable.

    Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income of loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Recent Accounting Pronouncements:

    Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

2. **Convertible Notes:**

    The Company has various convertible notes outstanding at December 31, 2019 and 2018 with a total principal amount of $172,073 and $142,073, respectively. The notes bear interest ranging from 1% to 5% per annum and have beneficial conversion features upon which the principal will convert at the lesser of 90% of the per unit price paid by investors, as identified in the note agreements, or the price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding membership units immediately prior to closing the qualified financing event. All unpaid principal and accrued interest is due upon maturity which ranges from June 2020 to July 2024 or will convert upon a qualified financing event or at the direction of the note holder if no qualified financing event occurs prior to maturity. The full principal amount of the convertible notes are outstanding at December 31, 2019 and 2018.

2. Convertible Notes, Continued:

Future maturities on the convertible notes at December 31, 2019 are as follows:

Year ending Decemer 31,	Amount
2020	$ 45,000
2021	62,000
2022	22,500
2023	12,573
2024	30,000
	$ 172,073

3. Note Payable:

During 2019, the Company entered into a note payable for the financing of a vehicle. The total principal balance of the loan was $57,518. The note bears interest at 5.45% annually and requires monthly payments of principal and interest of $1,339. The note matures in May 2023 and is secured by the underlying vehicle. The outstanding principal balance on the note was $49,906 at December 31, 2019.

Future maturities on the note payable at December 31, 2019 are as follows:

Year ending Decemer 31,	Amount
2020	$ 13,642
2021	14,422
2022	15,240
2023	6,602
	$ 49,906

4. Financing Agreement Payable:

During 2019, the Company entered into an agreement with a financing company for the sale of future receipts. The Company sold future receipts with a value of $25,000 for a total purchase price of $27,500. The Company expenses the corresponding discount to interest expense over the term of the agreement as payment are made on the outstanding balance. The agreements call for a maximum daily collection amount by the purchaser of 17.2% of receipts collected by the Company. The future receipts were sold without recourse. The outstanding amounts payable was $21,577 and remaining deferred financing costs to be expensed were $2,158 as of December 2019.

5.   **Related Party Transactions:**

The Company has various convertible notes outstanding with a member of the Company with principal balances totaling $159,500 at December 31, 2019 and $129,500 at December 31, 2018 (see Note 2) and interest expense of $1,433 for 2019 and $1,228 for 2018.

6.   **Membership Structure:**

Pursuant to the Company's operating agreement, the Company is authorized to issue membership units at the discretion of management. The holder of each membership unit is entitled to one vote. The Company had 1,000 units outstanding at December 31, 2019 and 875 units outstanding at December 31, 2018.

7.   **Lease Commitments:**

The Company leased its office space under an operating lease arrangement that required monthly rent payment of $475 and certain common area maintenance charges. The lease was terminated in March 2019. Total rent expense was $923 for 2019 and $6,318 for 2018.

8.   **Subsequent Events:**

Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

During 2020, the Company received an Economic Injury Disaster Loan in the amount of $43,500. The loan matures in 2050 and bears interest at 3.75% annually. The loan is secured by certain assets of the Company.

Management has evaluated subsequent events through February 12, 2021, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statements.